                             Filed by Data Systems Network Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended.

                             Subject Company: Data Systems Network Corporation

                             Commission File No.: 1-13424


                    [DATA SYSTEMS NETWORK CORPORATION LOGO]

--------------------------------------------------------------------------------
                                 PRESS RELEASE
--------------------------------------------------------------------------------

             DATA SYSTEMS NETWORK CORPORATION ANNOUNCES 1999 PROFIT
            WITH IMPROVED CONTINUED OPERATIONS AND YEAR-END RESULTS

    FARMINGTON HILLS, MICHIGAN - March 10, 2000-Data Systems Network Corporation (OTC BB:DSYS) announced today that its net income for 1999 is $191,190 or $.04 basic per share, compared to the 1998 net loss of $4,678,893 or $.96 basic per share.

    The Company's loss in 1999 from operations declined significantly (38.5%) to $787,062 from $1,279,461 in 1998 while revenues were substantially reduced to $52,825,535 in 1999 from $85,323,500 in 1998, as the Company continued to reduce the equipment component of its business. The 1999 loss from operations includes non-recurring professional fees related to the proposed merger in the first quarter and, losses from unprofitable operations that the Company was required to maintain under the restrictive terms of a merger agreement. That agreement was subsequently terminated on September 15, 1999. Offsetting the loss from operations was other income of $978,252. The primary component of other income was $1.1 million, which resulted from the settlement of the shareholder lawsuit for an amount less than what was anticipated. The net result is the Company reporting income of $191,190 for 1999.

    On February 29, 2000, Data Systems and TekInsight.Com, Inc. (Nasdaq: "TEKS") of New York, New York announced the signing of a definitive Agreement and Plan of Merger.

    Mike Grieves, CEO, stated, "We worked hard in 1999 to position the Company as a major supplier of Internet, e-commerce and network services. With the announcement of the TekInsight Agreement, we have access to technical capabilities, which will allow us to provide a total enterprise solution in the e-commerce marketspace to our existing customer base. The combined offering of TekInsight's superior development capabilities and products in the Internet and e-commerce areas and Data Systems' enterprise management, applications development and network services will allow us to offer innovative new services to our existing client base."

    Mike Jansen, CFO, stated, "During 1999, Data Systems showed marked improvement in operations despite the non-recurring expenses incurred. We eliminated non-profitable sales offices and reduced our overhead to improve our margins. In 2000, the merger should allow us to offer customers a wider range of technical services which carry higher profit margins."

    Data Systems, the Computer Associates 1999 New Business Partner of the Year, has more than 13 years of experience providing strategic technology solutions to Fortune 1000 companies and over 16 state and local government agencies. The company provides a wide range of services, including Applications Development, Network Services, Enterprise Management, Help Desk and Security Services. Data Systems provides computer network services and products that enable the control of complex distributed computing environments, allowing companies to capitalize on their investments in technology and people. Data Systems also provides a wide range of network integration services including installation, consultation, technical support and training to governments and corporate accounts. For more information visit www.datasystems.com.

    FORWARD LOOKING STATEMENTS
    This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
    Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that certain statements in this release are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risks, uncertainties and other factors. Such uncertainties and risks include, among others, certain risks associated with the closing of the transaction described above, government regulation, and general economic and business conditions. Actual events, circumstances, effects and results maybe materially different from the results, performance or achievements expressed or implied by the forward-looking statements. Consequently, the forward looking statements contained herein should not be regarded as representations by Data Systems or any other person that the projected outcomes can or will be achieved.

    ADDITIONAL INFORMATION AND WHERE TO FIND IT
    TekInsight.com plans to file a Registration Statement on SEC Form S-4 in connection with the merger with the Company, and TekInsight.com and the Company expect to mail a Joint Proxy Statement/Prospectus to shareholders of TekInsight.com and the Company containing information about the merger. Investors and shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about TekInsight.com, the Company, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and other related matters. Investors and shareholders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained (when available) from TekInsight.com by directing a request to TekInsight.com, Inc., 5 Hanover Square, 24th Floor, New York, New York 10004, attention: Investor Relations.

    In addition to the Registration Statement and the Joint Proxy Statement/ Prospectus, TekInsight.com and the Company file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by TekInsight.com or the Company at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. TekInsight.com's and the Company's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

                                    CONTACT:
                                 MICHAEL JANSEN
                        DATA SYSTEMS NETWORK CORPORATION
                                 (248) 489-8700
                                 (248) 544-2086
                            MJANSEN@DATASYSTEMS.COM

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                        DATA SYSTEMS NETWORK CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31,





                                                                  1999                      1998                     1997

REVENUES:
             Product revenue                                    $ 32,451,828              $ 63,530,818             $ 67,845,466
             Service revenue                                      20,373,707                21,792,682               18,151,674
                                                            -----------------         -----------------        -----------------
                  Total revenues                                  52,825,535                85,323,500               85,997,140

COST OF REVENUES:
             Cost of products                                     26,608,898                52,213,508               59,227,854
             Cost of services                                     16,216,325                19,024,585               14,287,978
                                                            -----------------         -----------------        -----------------
                  Total cost of revenues                          42,825,223                71,238,093               73,515,832

GROSS PROFIT                                                      10,000,312                14,085,407               12,481,308

OPERATING EXPENSES:
             Selling expenses                                      6,105,959                 9,896,255               10,334,103
             General and administrative expenses                   4,681,415                 5,468,614                5,814,607
                                                            -----------------         -----------------        -----------------

                  Total operating expenses                        10,787,374                15,364,869               16,148,710

LOSS FROM OPERATIONS                                                (787,062)               (1,279,461)              (3,667,402)

OTHER INCOME (EXPENSE):
             Shareholder settlement                                1,137,500                (1,768,000)                       -
             Loss on Sale of Equipment                              (385,419)                        -                        -
             Interest income                                         109,957                   109,592                  375,856
             Interest expense                                       (564,859)                 (802,329)              (1,616,723)
             Other income                                            681,073                    41,615                  491,638
                                                            -----------------         -----------------        -----------------
                                                                     978,252                (2,419,121)                (749,229)


Earnings (loss) before discontinued operations                       191,190                (3,698,582)              (4,416,631)


Loss before extraordinary items and
  discontinued operations                                                                   (3,698,582)              (4,416,631)


DISCONTINUED OPERATIONS
     Loss from operations of Unified Network Services                      -                (1,686,054)                (557,469)

     Gain on Disposal of Unified Network Services                          -                   705,742                        -
                                                            -----------------         -----------------        -----------------

                                                                           -                  (980,311)                (557,469)
                                                            -----------------         -----------------        -----------------

NET EARNINGS (LOSS)                                                $ 191,190              $ (4,678,893)            $ (4,974,100)
                                                            =================         =================        =================



Earnings (Loss) per common share - basic and diluted
  Continuing operations                                               $ 0.04                   $ (0.76)                 $ (1.02)
  Discontinued operations                                                  -                     (0.20)                   (0.13)

                                                            -----------------         -----------------        -----------------
  Net loss per common share                                           $ 0.04                   $ (0.96)                 $ (1.15)
                                                            =================         =================        =================

Weighted average shares outstanding                                5,204,703                 4,859,224                4,324,229
                                                            =================         =================        =================